SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December 2015

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement Regarding a Change in Representative Executive Officer”.

2.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 18, 2015	By	/s/ Masaaki Kawano
Masaaki Kawano
Executive Officer
Special Assistant to CFO
ORIX Corporation

Announcement Regarding Changes in Representative Executive Officer

TOKYO, Japan – December 18, 2015 – ORIX Corporation (“ORIX”), a leading integrated financial services group, today made public an announcement regarding changes in one of its representative executive officers.

1. Changes in Representative Executive Officer

Name	New Position	Present Position
Effective as of January 1, 2016
Tamio Umaki

Director,

Representative Executive Officer,

Deputy President

Head of Human Resources and Corporate Administration Headquarters

Responsible for Secretarial Office

Responsible for Group Internal Audit Department

Director, Deputy President, Chief Information Officer, Head of Human Resources and Corporate Administration Headquarters Responsible for Secretarial Office

2. Reason for the changes

Under the new management team, the ORIX Group aims for further growth by continuing to expand its business in Japan and overseas, leveraging its strong expertise developed over the years.

3. Profile of the newly appointed Representative Executive Officer

Name (Date of Birth)	Business experience		Shareholdings as of December 18, 2015
Tamio Umaki (Jun. 5, 1948)	Apr. 1972	Joined ORIX	36,128
	Mar. 1999	Head of Tohoku Area
	Jun. 1999	Executive Officer
	Jan. 2002	Group Executive
	Jan. 2007	Group Senior Vice President
	Oct. 2008	Corporate Senior Vice President Chief Information Officer (Present Position)
	Jan. 2009	Head of Human Resources and Corporate Administration Headquarters (Present Position)
	Jun. 2010	Corporate Executive Vice President
	Jun. 2011	Director (Present Position)
	Jun. 2013	Deputy President (Present Position)
	Sep. 2013	Responsible for Group Legal and Compliance Department
Responsible for Group Internal Audit Department
	Oct. 2013	Responsible for Group Compliance Department
	Jan. 2014	Responsible for Secretarial Office (Present Position)

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission on June 26, 2014 and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2014 – March 31, 2015.”

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – December 18, 2015 – ORIX Corporation (“ORIX”), a leading integrated financial services group, today made public an announcement regarding management changes and organizational reform.

New Position	Present Position	Name
Effective as of January 1, 2016
Director, Representative Executive Officer, Deputy President and Chief Financial Officer Responsible for Corporate Planning Department	Director, Representative Executive Officer, Deputy President and Chief Financial Officer Head of Global Business and Alternative Investment Headquarters	Kazuo Kojima

Director,

Representative Executive Officer,

Deputy President

Head of Human Resources and Corporate Administration Headquarters

Responsible for Secretarial Office

Responsible for Group Internal Audit Department

	Director, Deputy President, Chief Information Officer, Head of Human Resources and Corporate Administration Headquarters Responsible for Secretarial Office	Tamio Umaki
Director, Group Executive Vice President President, ORIX Auto Corporation Chairman, ORIX Rentec Corporation	Director, Corporate Executive Vice President Responsible for Corporate Financial Services Segment and Maintenance Leasing Segment President, ORIX Auto Corporation Chairman, ORIX Rentec Corporation	Katsunobu Kamei
Director, Corporate Executive Vice President Head of Energy and Eco Services Business Headquarters	Director, Corporate Senior Vice President Head of Energy and Eco Services Business Headquarters	Yuichi Nishigori
Corporate Executive Vice President Head of Global Business and Alternative Investment Headquarters Head of Global Transportation Services Headquarters Head of East Asia Business Headquarters	Corporate Senior Vice President Head of Global Transportation Services Headquarters Head of East Asia Business Headquarters	Kiyoshi Fushitani

New Position	Present Position	Name

Corporate Senior Vice President

Chief Information Officer

Head of OQL Business and Sales Promotion Headquarters

Responsible for IT Planning Office

Responsible for Public Sector Project Management Department

President, ORIX Business Center Okinawa Corporation

Corporate Senior Vice President

Head of OQL Business and Sales Promotion Headquarters

Responsible for IT Planning Office

Responsible for Public Sector Project Management Department

President, ORIX Business Center Okinawa Corporation

Satoru Katahira
Corporate Senior Vice President Head of Investment and Operation Headquarters Responsible for Concession Business Development Department	Executive Officer Head of Investment and Operation Headquarters	Shuji Irie
Executive Officer Head of Tokyo Sales Headquarters	Executive Officer Responsible for Business Development Department I and II Head of Tokyo Sales Headquarters President, NS Lease Co., Ltd.	Satoru Matsuzaki

Executive Officer

Responsible for Corporate Communications Department

Responsible for Legal and External Relations Department

Responsible for Group Compliance Department

Responsible for Group IoT Business Department

Responsible for Business Development Department I and II

Responsible for Robeco Group

Executive Officer

Special Assistant to CFO

Responsible for Corporate Planning Department

Responsible for Corporate Communications Department

Responsible for Legal and External Relations Department

Responsible for Robeco Group

Masaaki Kawano
Executive Officer Head of Kinki Sales Headquarters Group Kansai Deputy Representative Director, ORIX Baseball Club Co., Ltd.	Deputy Head of Kinki Sales Headquarters	Shinichi Obara
Executive Officer Deputy Head of Risk Management Headquarters General Manager of Investment and Credit Evaluation Department II	Deputy Head of Risk Management Headquarters General Manager of Investment and Credit Evaluation Department II	Shuichi Murakami
Executive Officer Deputy Head of Global Business and Alternative Investment Headquarters General Manager of International Business Group	Special Assistant to Head of Global Business and Alternative Investment Headquarters General Manager of International Business Group	Harukazu Yamaguchi
Group Executive President, ORIX Credit Corporation	Executive Officer Responsible for Group Compliance Department Responsible for Group Internal Audit Department	Hiroko Yamashina

New Position	Present Position	Name
Retire*1	Corporate Senior Vice President Head of Kinki Sales Headquarters Group Kansai Deputy Representative	Eiji Mitani
Retire*2	Executive Officer Deputy Head of Human Resources and Corporate Administration Headquarters	Shigeki Seki
Retire*3	Executive Officer Deputy Head of Energy and Eco Services Business Headquarters General Manager of Technical Administration Department	Tsukasa Kimura
Retire*4	Executive Officer, Deputy Head of Treasury Headquarters Responsible for Airport Operation Project Office	Ryuhei Sakamoto
Retire*5	Group Senior Vice President Vice Chairman, ORIX Real Estate Corporation	Masatoshi Kemmochi

*1	Mr. Mitani will be appointed Chairman of ORIX Interior Corporation on January 1, 2016.
*2	Mr. Seki will be appointed Corporate Executive Vice President of ORIX Auto Corporation on January 1, 2016.
*3	Mr. Kimura will be appointed Corporate Executive Vice President of DAIKYO INCORPORATED on January 1, 2016.
*4	Mr. Sakamoto will be appointed Advisor of ORIX and Chief Financial Officer of Kansai Airports on January 1, 2016.
*5	Mr. Kemmochi will be appointed Chairman of ORIX Credit Corporation on January 1, 2016.

•	Organizational Reform (Effective as of January 1, 2016)

Group IoT Business Department will be newly established and Retail Business Planning Office will be integrated into Group IoT Business Department.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into the lending, investment, life insurance, banking, asset management, automobile-related, real estate, and environment and energy-related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its business globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2014 – March 31, 2015.”